Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2



File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco receives breakthrough order from the liquid natural gas market.

Stockholm, Sweden, April 18, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 9948 036

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Joanna Canton, Media Relations Manager
+44 (0)1442 222 312 or +44 (0)7971 650 115

Atlas Copco receives breakthrough order from the liquid natural gas market

Stockholm, Sweden, April 18, 2005—Atlas Copco has received two large orders for integrally geared turbo compressors for a new application in the liquid natural gas (LNG) market. The total order value is about MSEK 240. The compressors will be used on board ships which will carry liquid natural gas from a large gas field in Qatar.

The two orders, received by Atlas Copco Energas, Germany, in Atlas Copco's Gas and Process division, are part of a large project. The compressors have been ordered by marine specialist Hamworthy Gas Systems based in Norway, for delivery to three Korean shipyards. The ships will operate between Qatar and the United Kingdom.

Delivery will take place between May and September 2006 to the shipyards in Korea, where the vessels will be built. The compressors will be used in an innovative way for re-liquefaction of liquid natural gas on board the ships, which are the largest ever of their type. Atlas Copco has been working with Hamworthy for many years to develop this new process in an important growing market segment.

Says Bengt Kvarnbäck, President of Atlas Copco's Compressor Technique business area: *"Atlas Copco's Gas and Process division has made a long-term commitment in developing, together with Hamworthy, a highly efficient solution for the growing market of LNG tankers. This is now being rewarded with significant orders. With the strongly growing demand for natural gas, we are optimistic regarding our future business prospects for this market segment."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

The Gas and Process division is a division within the Compressor Technique business area. The division is responsible for development, manufacturing, and sales of large customised gas and process compressors as well as turbo expanders and their respective aftermarket products. The division's products are used primarily by the oil and gas, chem/petrochemical process and power industries and also by industries that specialize in the production of gases through the separation of air, to end-users. The Gas and Process division's products are typically highly engineered, based on a modular assembly system, and used in a wide range of process industry applications.The division has its headquarters and key activities at the Energas product company in Cologne, Germany. It has own direct sales and services resources as well as resources within the three main sales and application centers for Asia, Europe, and Americas.